SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2005

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 322-3535
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COMPANHIA PARANAENSE DE ENERGIA - COPEL
Corporate Taxpayer’s ID (CNPJ) No. 76.483.817/0001-20
PUBLICLY-HELD COMPANY
CVM Register No. 1431 - 1

MINUTES OF THE FIFTIETH ANNUAL SHAREHOLDERS’ MEETING

1. VENUE: Rua Coronel Dulcídio, 800, in the city of Curitiba, State of Paraná. 2. DATE AND TIME: April 25, 2005 - 2:00 pm. 3. CALL: The call notice was published in the Official Gazette of the State of Paraná and in the newspapers Gazeta Mercantil and O Estado do Paraná. 4. QUORUM: eighty nine wholes and seventy hundredth percent (89.70%) of the voting stock and sixty wholes and ninety seven hundredth percent (60.97%) of the total preferred shareholders, as signatures stated in the Shareholders’ Attendance Book No. 3, page. 37. 5. PRESIDING BOARD: JOÃO BONIFÁCIO CABRAL JÚNIOR - Chairman of the Board of Directors; SÉRGIO BOTTO DE LACERDA - Chairman of the Meeting; RUBENS GHILARDI - Chief Executive Officer; MARLOS GAIO - Secretary.
6. ISSUES DEALT WITH AND DELIBERATIONS TAKEN:
ITEM 1 – The Management report, balance sheet and other accounting statements referring to the year 2004 were approved by unanimous vote, with the abstention of the Shareholder BNDES Participações S.A. – BNDESPAR, by means of its representative and the shareholders represented by Dr. Lucila Prazeres da Silva, having Mrs. Márcia Regina de Noronha Machado, representative of the shareholders holding ADR’s, held in custody at The Bank of New York, voted as follows: 2,644,500 ADR’s favorably, 100 ADR’s with abstention and 308,601 ADR’s pursuant to the vote of the Representative of the State of Paraná;
ITEM 2 – It was approved by unanimous vote, with the abstention of the Shareholder BNDES Participações S.A. – BNDESPAR, by means of its representative and the shareholders represented by Dr. Lucila Prazeres da Silva, having Mrs. Márcia Regina de Noronha Machado, representative of the shareholders holding ADR’s, held in custody at The Bank of New York, voted as follows: 2,644,500 ADR’s favorably, 100 ADR’s with abstention and 308,601 ADR’s pursuant to the vote of the Representative of the State of Paraná, the Proposal of the Board of Executive Officers for the Allocation of the Net Income Verified in the Year 2004, of three hundred, seventy four million, one hundred, forty seven thousand, seven hundred, ninety reais and fifty two centavos (R$ 374,147,790.52), as follows: a) eighteen million, seven hundred, seven thousand, three hundred, eight nine reais and fifty three centavos (R$ 18,707,389.53), equivalent to 5 % of the net income, for the constitution of the Legal Reserve; b) ninety six million, sixty one thousand, two hundred, twelve reais and forty two centavos (R$ 96,061,212.42) for the payment of interest on own capital, in replacement to the minimum mandatory dividends, which shall be paid based on the ownership structure on 4.25.2005, with ex-interest date on 4.26.2005, with Withholding Income Tax at a fifteen percent (15%) rate, in up to sixty (60) days after this Meeting, in the following amounts: R$ 0.33396 per a thousand common shares; R$ 1.27167 per a thousand class A preferred shares and R$ 0.36743 per a thousand class B preferred shares; c) two hundred, fifty nine million, three hundred, seventy nine thousand, one hundred, eighty eight reais and fifty seven centavos (R$ 259,379,188.57), corresponding to the remaining net income for the year 2004, as Income Withholding Reserve, by means of ensuring the Company’s investment programs. The payment of eighteen million, three hundred, eighteen thousand, five thousand, ninety eighty reais and sixty six centavos (R$ 18,318,598.66) related to the stake referring to the integration between capital stock and the work and incentive to productivity based on the Law 10,101, as of 12.19.2000 and under the terms of the Article 7, item XI, of the Constitution of the Republic, and the specific Labor Agreement, was also approved.
ITEM 3 – To compose the Board of Directors during the 2005/2007 term of office, having Mrs. Márcia Regina de Noronha Machado, representative of the shareholders holding ADR’s, held in custody at The Bank of New York, voted as follows: 2,644,500 ADR’s favorably, 100 ADR’s with abstention and 308,601 ADR’s pursuant to the vote of the Representative of the State of Paraná, the following members were elected, by unanimous vote: as Chairman Mr. JOÃO BONIFÁCIO CABRAL JÚNIOR, a Brazilian citizen, married, attorney, Identity Card (RG) No. 493.602-SC and Individual Taxpayer’s Register (CPF/MF) No. 056.646.329-68, domiciled at Rua Alexandre Gutierrez, 223, ap. 51, in the city of Curitiba, State of Paraná and, as the other members, Messrs.: RUBENS GHILARDI, a Brazilian citizen, married, economist, Identify Card (RG) No. 289.832/SSP-PR and Individual Taxpayer’s Register (CPF/MF) No. 159.118.109-72, domiciled at Rua Gov. Agamenon Magalhães, 770 - Tarumã, in the city of Curitiba, State of Paraná, who shall exercise the position of Executive Secretary of that Board; ACIR PEPES MEZZADRI, a Brazilian citizen, married, trader, Identity Card (RG) No. 4.965.760/PR and Individual Taxpayer’s Register (CPF/MF) No. 109.099.079-00, domiciled at Rua Dr. Oswaldo Cruz, 1251, in the city of Curitiba, State of Paraná; SÉRGIO BOTTO DE LACERDA, a Brazilian citizen, divorced, attorney, Identity Card (RG) No. 1.436.203-7-PR and Individual Taxpayer’s Register (CPF/MF) No. 319.500.199-34, domiciled at Rua Conselheiro Laurindo, 561, in the city of Curitiba, State of Paraná; LAURITA COSTA ROSA, a Brazilian citizen, single, bachelor of Accounting, Identity Card (RG) No. 1.683.285-5-PR and Individual Taxpayer’s Register (CPF/MF) No. 456.658.699-53, domiciled at Rua Comendador Fontana, 279, ap. 301, in the city of Curitiba, State of Paraná; ROGÉRIO DE PAULA QUADROS, a Brazilian citizen, married, bachelor of Economic Sciences, Identity Card (RG) No. 979.163-PR and Individual Taxpayer’s Register (CPF/MF) No. 178.146.509-68, domiciled at Rua Sete de Setembro, 1036, Centro, in the city of Ponta Grossa, State of Paraná; MARIA APARECIDA RODRIGUES PLAÇA, a Brazilian citizen, divorced, business administrator, Identity Card (RG) No. 1.491.875/PR and Individual Taxpayer’s Register (CPF/MF) No. 350.534.619-53, domiciled at Rua Desembargador Motta, 1117, ap. 13, Água Verde, in the city of Curitiba, State of Paraná; FRANCELINO LAMY DE MIRANDA GRANDO, a Brazilian citizen, divorced, attorney, Identity Card (RG) No. 294.744-ES and Individual Taxpayer’s Register (CPF/MF) No. 625.769.688-72, domiciled at Academia de Tênis - SCES Trecho 4 - ap. 432, Brasília, Distrito Federal; and NELSON FONTES SIFFERT FILHO, a Brazilian citizen, married, economist, Identity Card (RG) No. 05242076-7 - IFP and Individual Taxpayer’s Register No. 770.209.607-15, domiciled at Rua Timóteo da Costa, 1100/704 - bl.4, Leblon, in the city of Rio de Janeiro, State of Rio de Janeiro.
ITEM 4 – To compose the Fiscal Council during the 2005/2006 term of office, with the abstention of the Shareholder BNDES Participações S.A. – BNDESPAR, by means of its representative, having Mrs. Márcia Regina de Noronha Machado, representative of the shareholders holding ADR’s, held in custody at The Bank of New York, voted as follows: 2,644,500 ADR’s favorably, 100 ADR’s with abstention and 308,601 ADR’s pursuant to the vote of the Representative of the State of Paraná, the following members were elected, by unanimous vote, as EFFECTIVE MEMBERS, Messrs.: PAULO ROBERTO TROMPCZYNSKI, a Brazilian citizen, divorced, attorney, Identity Card (RG) No. 460.824-PR and Individual Taxpayer’s Register (CPF/MF) No. 010.355.689-34, domiciled at Rua Augusto Severo, 641, ap. 1002, in the city of Curitiba, State of Paraná; NELSON PESSUTI, a Brazilian citizen, legally separated, businessman, Identity Card (RG) No. 2.983.978/PR and Individual Taxpayer’s Register (CPF/MF) No. 231.030.869-20, domiciled at Rua Coronel José Carvalho de Oliveira, 763, in the city of Curitiba, State of Paraná; and ANTONIO RYCHETA ARTEN, a Brazilian citizen, married, bachelor of Accounting, Identity Card (RG) No. 947.610/PR and Individual Taxpayer’s Register (CPF/MF) No. 160.413.569-72, domiciled at Rua Machado de Assis, 290, ap. 703, in the city of Curitiba, State of Paraná, and as ALTERNATE MEMBERS, respectively, Messrs.: SERAFIM CHARNESKI, a Brazilian citizen, married, bachelor in Accounting, Identity Card (RG) No. 448.804/PR and Individual Taxpayer’s ID (CPF/MF) No. 017.545.649-68, domiciled at Rua Hugo Kinzelmann, 40, in the city of Curitiba, State of Paraná; MOACIR JOSÉ SOARES, a Brazilian citizen, married, accountant, Identity Card (RG) No. 737.213/PR and Individual Taxpayer’s Register (CPF/MF) No. 056.582.339-68, domiciled at Rua São Leopoldo, 194, in the city of Curitiba, State of Paraná; and MAURÍLIO LEOPOLDO SCHMITT, a Brazilian citizen, married, economist, Identity Card (RG) No. 691.505-4/SC and Individual Taxpayer’s Register (CPF/MF) No. 059.245.619-68, domiciled at Rua Professor Loureiro Fernandes, 661, in the city of Curitiba, State of Paraná. In compliance with the Article 240 of the Law 6404/76, the Shareholders holding minority common shares elected by unanimous vote, by means of their representatives, with the abstention of the Shareholder BNDES Participações S.A. – BNDESPAR, having Mrs. Márcia Regina de Noronha Machado, representative of the shareholders holding ADR’s, held in custody at The Bank of New York, voted as follows: 2,644,500 ADR’s favorably, 100 ADR’s with abstention and 308,601 ADR’s pursuant to the vote of the Representative of the State of Paraná, to compose the Fiscal Council, for the 2005/2006 term of office, as effective member Mr. MÁRCIO LUCIANO MANCINI, a Brazilian citizen, single, business administrator, Identity Card (RG) No. 24.458.714-0-SP and Individual Taxpayer’s Register (CPF/MF) No. 268.791.478-95, domiciled at Rua Ana Telles Alves de Lima, 106, in the city of Campinas, State of São Paulo and as alternate member Mr. FELIPE HIRAI, a Brazilian citizen, single, administrator, Identity Card (RG) No. 200256678-6-SP and Individual Taxpayer’s Register (CPF/MF) No. 277.222.688-38, domiciled at Rua Doutor Diogo de Faria, 1077, ap. 112, in the city of São Paulo, State of São Paulo. Also in compliance with the Article 240 of the Law 6404/76, the floor was offered to the preferred shareholders for the indication of a sitting member and an alternate member of the Fiscal Council. As there was no indication, the Representative of the State of Paraná indicated to compose the Fiscal Council, as effective member, the ex Member of the Company’s Board of Directors, Mr. LINDSLEY DA SILVA RASCA RODRIGUES, a Brazilian citizen, married, agricultural engineer, Identity Card (RG) No. 2.032.039-7/PR and Individual Taxpayer’s Register (CPF/MF) No. 355.024.019-87, domiciled at Rua Reinoldo Ihlenfeldt, 81, house 19, in the city of Curitiba, State of Paraná, who was elected by unanimous vote, with the abstention of BNDES Participações S.A. – BNDESPAR, by means of its representative, having Mrs. Márcia Regina de Noronha Machado, representative of the shareholders holding ADR’s, held in custody at The Bank of New York, voted as follows: 2,644,500 ADR’s favorably, 100 ADR’s with abstention and 308,601 ADR’s pursuant to the vote of the Representative of the State of Paraná.
ITEM 5 – It was approved, by unanimous vote, with the abstention of the Shareholder BNDES Participações S.A. – BNDESPAR, by means of its representative and the shareholders represented by Dr. Lucila Prazeres da Silva, having Mrs. Márcia Regina de Noronha Machado, representative of the shareholders holding ADR’s, held in custody at The Bank of New York, voted as follows: 2,644,500 ADR’s favorably, 100 ADR’s with abstention and 308,601 ADR’s pursuant to the vote of the Representative of the State of Paraná, the proposal that, for the Executive Officers the compensation form already practiced by the Company is maintained and for each existing member of the Board of Directors and the Fiscal Council a monthly compensation is paid, equivalent to fifteen percent (15%) of that, which, on average, is attributed to each Executive Officer, including the 13th compensation, and in compliance with the terms of the Article 11 of the Rule approved by the State Decree 6,343, as of 9.18.85, and in the events of possible replacement of a sitting Fiscal Council Member by the respective alternate member, he shall receive, in each month any replacement takes place, compensation equivalent to the sitting member, without loss to his compensation, and the annual global amount of the compensation of administrators and fiscal members is determined at five million and five hundred thousand reais (R$ 5,500,000.00).
ITEM 6 – It was approved, by unanimous vote, with the abstention of the Shareholder BNDES Participações S.A. – BNDESPAR and the shareholders represented by Dr. Lucila Prazeres da Silva, having Mrs. Márcia Regina de Noronha Machado, representative of the shareholders holding ADR’s, held in custody at The Bank of New York, voted as follows: 2,644,500 ADR’s favorably, 100 ADR’s with abstention and 308,601 ADR’s pursuant to the vote of the Representative of the State of Paraná, that the publications ordered by the Federal Law 6,404/76 (Corporation Law) shall be made in the Official Gazette of the State of Paraná and in the newspapers O Estado do Paraná and Diário Comércio Indústria e Serviços. Nothing more to be deal with, the Meeting was adjourned for the time required to draw up the Minutes, which, upon the reopening of the meeting, were read and approved. Their publication in the summary format was authorized by the Shareholders and the Chairman concluded the Meeting.

7. SIGNATURES: SERGIO BOTTO DE LACERDA – Representative of the State of Paraná and Chairman of the Meeting; JOÃO BONIFÁCIO CABRAL JÚNIOR – Chairman of the Board of Directors; RUBENS GHILARDI – Chief Executive Officer; VALDIR RENATO COSCODAI –PriceWaterhouseCoopers; ANTONIO RYCHETA ARTEN – Fiscal Council Member; NELSON PESSUTI – Fiscal Council Member; LEONARDO FORSTER –BNDES Participações S.A. – BNDESPAR; MARCIA REGINA DE NORONHA MACHADO – The Bank Of New York ADR Department; VITOR CRIVORNCICA JUNIOR – FUNDO DE INVESTIMENTO EM AÇÕES GWI FIA; GWI EMPREENDIMENTOS E PARTICIPAÇÕES LTDA; MU HAK YOU; FUNDO DE INVESTIMENTO EM AÇÕES GWI PRIVATE; GBB CLUBE DE INVESTIMENTOS; GWI CLUBE DE INVESTIMENTO; LUCILA PRAZERES DA SILVA – HG CARTEIRA ADM. HEDGE FIM; HG CAMINO FIA; CLUBE HG REAL; HG GLOBAL MACRO; GREEN HG FUND; HG BETA 14 FIA; HG HIPER FIM; HG MASTER FIM; HG MEGA HOPE FIA; HG PILAR FIM; HG PRIVATE FIM; HG PROV FIA; HG RAPHAEL FIA; HG SAKURA FIM; HG STAR FIM; HG STR II FIA; HG STRATEGY 30 FIA; HG TOP 30 FIM; HG TOP FIM; HG TURBUS FIM; HG VERDE FIM; HG STRLS; REAL ADM FIM; STRATEGY FUND; VERDE FIM; HG CLIQUE FIA; VERDE 14 FIM; DANIEL ALVES FERREIRA –COMMONFUND EMERGING MARKETS; CIBC EMERGING ECONOMIES FUND; IMPERIAL EMERGING ECONOMIES POOL; CENTRAL STATES SOUTHEAST SOUTHWEST A PE FD; USAA EMERGING MARKETS FUND; MÁRIO TANNHAUSER – PriceWaterhouseCoopers; MARLOS GAIO – Secretary.

This is a true copy of the Minutes of the 50th Annual Shareholders’ Meeting, which were drawn up on pages 130 to 137 of the book No. 09 of Companhia Paranaense de Energia - Copel, registered with the Trade Board of the State of Paraná under No. 00/010561-9, on 03.23.2000..

MARLOS GAIO
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2005

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Rubens Ghilardi
Rubens Ghilardi CEO and Principal Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.